Exhibit 10.2

November 30, 2018

Eiger BioPharmaceuticals, Inc.

2155 Park Boulevard

Palo Alto, CA 94306

Sriram (Sri) Ryali

2905 Baze Road

San Mateo, CA 94403

Re:Employment Terms

Dear Sri,

Eiger BioPharmaceuticals, Inc. (“Eiger” or the “Company”) is pleased to provide you this offer for the position of Chief Financial Officer, on the following terms.

You will be responsible for duties customarily associated with this position and will report to the President and Chief Executive Officer.  You will work at our facility located at 2155 Park Boulevard in Palo Alto, California.  Of course, Eiger may change your position, duties, and work location from time to time in its discretion.

You will receive a sign-on bonus of $50,000, less deductions and withholdings, payable in your first paycheck from the Company.  Your salary will be $335,000 per year, less payroll deductions and withholdings.  You will be paid semi-monthly. In addition, each year, you will be eligible to earn an annual incentive bonus equal to 35% of your annual base salary.  Whether you receive such a bonus, and the amount of any such bonus, shall be determined by the Company in its sole discretion, and shall be based upon achievement of Company objectives and other criteria to be determined by the Company.  Any bonus shall be paid within thirty (30) days after the determination that a bonus shall be awarded.  You must be employed on the day that your bonus (if any) is paid in order to earn the bonus.  Therefore, if your employment is terminated either by you or the Company for any reason prior to the bonus being paid, you will not have earned the bonus and no partial or prorated bonus will be paid.  As an exempt salaried employee, you will be expected to be available and working during the Company’s regular business hours, and without additional compensation, for such extended hours or additional time as appropriate to manage your responsibilities.

You will be eligible for the following standard Company benefits:  medical insurance, paid time off (PTO), 401(K), Employee Stock Purchase Plan (ESPP) and holidays.  Details about these benefits are provided in the Employee Handbook and Summary Plan Descriptions, available for your review.  Eiger may change compensation and benefits from time to time in its discretion.

Subject to approval by the Company’s Board of Directors (the “Board”), under the Eiger Equity Incentive Plan (the “Plan”), the Company shall grant you an option to purchase 90,000 shares (the “Option”) of the Company’s Common Stock at fair market value as determined by the Board as of the date of grant.  The Option will be subject to the terms and conditions of the Plan and your grant agreement.  Your grant agreement will include a four-year vesting schedule, under which 25 percent of your shares will vest after twelve months of employment, with the remaining shares vesting monthly thereafter, until either your Option is fully vested or your employment ends, whichever occurs first.

As an Eiger employee, you will be expected to abide by Company rules and policies, and acknowledge in writing that you have read the Company’s Employee Handbook.  As a condition of employment, you must sign and comply with the attached Employee Proprietary Information and Inventions Agreement which prohibits unauthorized use or disclosure of Eiger proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality.  Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.  You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

You may terminate your employment with Eiger at any time and for any reason whatsoever simply by notifying Eiger.  Likewise, Eiger may terminate your employment at any time, with or without cause or advance notice.  Your employment at-will status can only be modified in a written agreement signed by you and by an officer of Eiger.

In the event of a Change of Control of the Company after your first 6 months of employment that (i) requires a move of the Company over 50 miles or (ii) results in a substantial reduction in your responsibilities or compensation (that is not otherwise applicable to the other members of the management team):

a.	You will receive 12 months of your base salary, paid in the form of continuing base salary payments, less payroll deductions and standard withholdings
b.	Providing you elect COBRA in a timely manner, the Company will pay for your COBRA benefits for up to a maximum of 12 months or until you are enrolled in a separate benefits plan
c.	You will receive accelerated vesting of 100% of your unvested shares under the Option

In the event of your termination without Cause after your first year of your employment:

a.	You will receive 6 months of your base salary, paid in the form of continuing base salary payments, less payroll deductions and standard withholdings
b.	Providing you elect COBRA in a timely manner, the Company will pay for your COBRA benefits for up to a maximum of 6 months or until you are enrolled in a separate benefits plan
c.	You will receive accelerated vesting of 50% of your unvested shares under the Option

Your receipt of the severance benefits described above is conditional upon your (a) continued compliance with your legal and contractual obligations to the Company; and (b) delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 60 days following your termination date.  The continuing base salary payments described above will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your termination; provided, however, that no payments will be made prior to the 60th day following your last day of employment. On the 60th day following your last day of employment, the Company will pay you in a lump sum the salary continuation that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 60th day, with the balance being paid as originally scheduled.

A “Change in Control” shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger or reorganization, represents less than 50% of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred; provided that a Change in Control shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof approved by two-thirds of the outstanding shares of preferred stock of the Company.

“Cause” shall mean that in the reasonable determination of the Board, you commit any felony or crime involving moral turpitude, participate in any fraud against the Company, willfully breach your duties to the Company, wrongfully disclose any trade secrets or other confidential information of the Company, or materially breach any material provision of the Agreement, the Proprietary Information and Inventions Agreement or any other agreement entered into with the Company.

It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Internal Revenue Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions.  For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your separation from service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon separation from service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your separation from service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation.  Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.

This offer is contingent upon a background check clearance, reference check, satisfactory proof of your right to work in the United States, and final board approval.  You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

This letter, together with your Employee Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your employment agreement with Eiger.  It supersedes any other agreements or promises made to you by anyone, whether oral or written.  Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of Eiger.

Please sign and date this letter, and the enclosed Employee Proprietary Information and Inventions Agreement and return them to me by November 30, 2018, if you wish to accept employment at Eiger under the terms described above.  If you accept our offer, we would like you to start on December 17, 2018.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ David Cory
David Cory

President and Chief Executive Officer

Accepted:

/s/ Sriram (Sri) Ryali
Sriram (Sri) Ryali

November 30, 2018
Date

Attachment:  Employee Proprietary Information and Inventions Agreement